Keystone Provident Life

Insurance Company

POLICY MAINTENANCE CHARGE

ENDORSEMENT

We have issued this endorsement as port of the policy to which it is attached as of the Date of Issue.

The "Policy Maintenance Charge" section on Page 10 is changed to read:

Policy Maintenance Charge - The policy maintenance charge reimburses us for administrative charges related to underwriting, issuing and maintaining the policy, for the costs of absorbing state and local premium taxes, and for assuming certain risks associated with providing a Guaranteed Minimum Death Benefit. This charge is deducted on each Monthly Anniversary. It is equal to (a) times (b) divided by (c), where:

(a)	is the lesser of : (i) the Guaranteed Minimum Death Benefit; and (ii) 3.5 multiplied by the Single Premium;

(b)	is the applicable policy maintenance charge factor shown on Page 3A; and

(c)	is $1,000.

Signed for the Company:       /s/ Robert S. Sharp

                                                            President

END.VLI